United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                   Form 11-K

                ( X ) Annual Report Pursuant To Section 15(d) Of
                    The Securities and Exchange Act of 1934

                     For the year ended December 31, 1994.

                                       or
               ( ) Transition Report Pursuant to Section 15(d) Of
                      The Securities Exchange Act of 1934



                   Commission File Number 0-15405 or 33-50412



                     DATA TRANSMISSION NETWORK CORPORATION
                                  401(k) PLAN
                             Full Title of the Plan


                     DATA TRANSMISSION NETWORK CORPORATION
                         9110 W. Dodge Road, Suite 200
                                Omaha, NE 68114
                    Name of Issuer of Securities and Address
                         of Principal Executive Office



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



Date:   June 15, 1995               Name of Plan:    Data Transmission Network
                                                     Corporation 401(k) Plan

                                    Signature:       /s/ Greg T. Sloma
                                                  ----------------------------
                                                     Greg T. Sloma
                                                     Plan Administrator

               DATA TRANSMISSION NETWORK CORPORATION 401(k) PLAN
         -------------------------------------------------------------
                               TABLE OF CONTENTS
                             ----------------------
(a)      Financial Statements:

         Independent Auditors' Report                                   3

         Statements of Net Assets Available for
          Benefits as of December 31, 1994 and 1993                     4 -  5

         Statements of Changes in Net Assets Available for Benefits
          for the Years Ended December 31, 1994 and 1993                6 -  7

         Notes to Financial Statements                                  8 - 11



(b)      Supplemental Schedules:

         Item 27a - Schedule of Assets Held for Investment
                           Purposes - December 31, 1994                12

         Item 27d - Schedule of Reportable Transactions - For The
                           Year Ended December 31, 1994                13



(c)      Exhibits:

         Exhibit A - Independent Auditors' Consent                     14





                              REQUIRED INFORMATION
                           --------------------------

The Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA and are included herein as listed in the Table of Contents shown above.

INDEPENDENT AUDITORS' REPORT
- ----------------------------


Data Transmission Network Corporation 401(k) Plan
Data Transmission Network Corporation
Omaha, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Data Transmission Network Corporation 401(k) Plan as of December 31, 1994 and 1993, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Data Transmission Network Corporation 401(k) Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental annual report schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to our auditing procedures applied on the audit of the 1994 basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.






Deloitte & Touche  LLP
May 24, 1995
Omaha, Nebraska

                                        DATA TRANSMISSION NETWORK CORPORATION 401(k) PLAN

                                          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                          DECEMBER 31, 1994

                                DTN         Short Term     Intermediate                                    Cash
                               Common       Government       Term Bond    Fixed Income   Equity Stock     Transfer
                             Stock Fund     Securities      Mutual Fund    Mutual Fund    Mutual Fund     Account           Total
                            -----------      ---------    ------------    -----------   ------------    ------------    -----------

Investments, At
Fair Value (Note 5):
 DTN Common
   Stock                    $ 1,045,500     $    -           $   -           $   -          $   -         $   -         $ 1,045,500

 U.S. Treasury
   Bills/Notes                     -          168,192            -               -              -             -             168,192

 Intermediate Term
   Bond Mutual Fund                -              -           129,389            -              -             -             129,389

 Fixed Income
   Mutual Fund                     -              -               -           186,459           -             -             186,459

 Equity Stock
   Mutual Fund                     -              -               -              -           453,345          -             453,345

 Money Market Fund               82,073        119,679           4,368           -              -             -             206,120
                            -----------      ---------    ------------    -----------   ------------    ------------    -----------


   Total Investments          1,127,573        287,871         133,757        186,459        453,345          -           2,189,005



Cash & Cash
 Equivalents                      -             80,413            -              -              -          207,759          288,172
                            -----------      ---------    ------------    -----------   ------------    ------------    -----------

Net Assets Available
 For Benefits               $ 1,127,573      $ 368,284    $    133,757    $   186,459   $    453,345    $    207,759    $ 2,477,177
                            ===========      =========    ============    ===========   ============    ============    ===========


See Notes To Financial Statements.

                                        DATA TRANSMISSION NETWORK CORPORATION 401(k) PLAN

                                          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                         DECEMBER 31, 1993




                                              DTN          Short Term        Intermediate
                                            Common         Government          Term Bond        Equity Stock
                                          Stock Fund       Securities         Mutual Fund       Mutual Fund         Total
Investments, At
Fair Value (Note 5):
     DTN Common Stock                    $ 1,483,125       $        --        $       --        $       --      $ 1,483,125

     U.S. Treasury Bills                          --            19,849                --                --           19,849

     Intermediate Term Bond
       Mutual Fund                                --                --           157,404                --          157,404

     Fixed Income
       Mutual Fund                                --                --             7,439                --            7,439

     Equity Stock
       Mutual Fund                                --                --                --           226,898          226,898

     Money Market Fund                        61,200            46,750                --                --          107,950
                                         -----------       -----------       -----------       -----------      -----------
          Total Investments                1,544,325            66,599           164,843           226,898        2,002,665

Cash & Cash Equivalents                       28,314             3,017            10,294            13,840           55,465
                                         -----------       -----------       -----------       -----------      -----------
Net Assets Available
  For Benefits                           $ 1,572,639       $    69,616       $   175,137       $   240,738      $ 2,058,130
                                         ===========       ===========       ===========       ===========      ===========

See Notes To Financial Statements.



                                        DATA TRANSMISSION NETWORK CORPORATION 401(k) PLAN

                                         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                        YEAR ENDED DECEMBER 31, 1994


                              DTN         Short Term   Intermediate                                      Cash
                            Common        Government     Term Bond    Fixed Income    Equity Stock     Transfer
                          Stock Fund      Securities    Mutual Fund   Mutual Fund     Mutual Fund      Account             Total
                         ------------    ------------  ------------  ------------    ------------     --------         ------------
Net Assets Available
 for Benefits,
 Beginning of Period      $  1,572,639     $ 69,616      $175,137       $      --        $240,738      $   --         $  2,058,130

Additions:

 Investment Income:

  Net Appreciation
   (Depreciation) in
   Fair Value of
   Investments                (589,988)       1,173        (9,188)         (9,125)          7,087          --             (600,041)

   Interest                      1,652        3,080             3              24              10          271               5,040

   Dividends                        --           --         8,399           7,213          24,039           --              39,651
                          ------------    ---------    ----------       ---------       ---------        -----         ------------

   Total Investment
    Income (loss)            (588,336)        4,253          (786)         (1,888)         31,136          271            (555,350)

 Contributions:

  Employer                    170,174        50,011        24,714          19,340          80,641        1,592             346,472

  Employee                    368,716        71,232        33,413          79,298         125,133        4,274             682,066
                          ------------   ----------     ----------      ----------      ----------     --------        ------------

  Total Contributions         538,890       121,243        58,127          98,638         205,774        5,866           1,028,538
                          ------------   -----------    -----------     ----------      ----------     ---------       ------------

Total Additions
 (Deductions)                 (49,446)      125,496        57,341          96,750         236,910           6,137          473,188

Distributions to Plan
 Participants                 (24,960)       (4,161)       (5,931)         (3,782)        (13,122)         (2,185)         (54,141)

Transfer of Assets (To)
 From Other Funds            (370,660)      177,333       (92,790)         93,491         (11,181)        203,807              --
                          ------------     ---------    -----------     ----------     -----------    -----------      ------------

Net Increase
 (Decrease)                  (445,066)      298,668       (41,380)        186,459         212,607         207,759          419,047
                          ------------     ---------    -----------     ----------     -----------    -----------      ------------

Net Assets Available
 for Benefits, End of
 Period                   $  1,127,573    $ 368,284     $  133,757      $ 186,459      $  453,345     $   207,759       $2,477,177
                          ============    ==========    ===========     ==========     ===========    ===========      ============

See Notes To Financial Statements.


                                        DATA TRANSMISSION NETWORK CORPORATION 401(k) PLAN

                                          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                    YEAR ENDED DECEMBER 31, 1993



                                                     DTN             Short Term      Intermediate
                                                     Common           Government       Term Bond       Equity Stock
                                                   Stock Fund        Securities       Mutual Fund       Mutual Fund       Total
                                            ------------------    --------------    -------------      ------------    ------------
Net Assets Available for Benefits,
 Beginning of Period                              $   697,291          $ 63,333        $  56,078         $ 83,267      $   899,969

Additions:

 Investment Income:

  Net Appreciation (Depreciation) in
   Fair Value of Investments                          664,626              (209)           (895)            7,774          671,296

   Interest                                             1,544             1,962               5                 9            3,520

   Dividends                                             -                 -              7,144             8,352           15,496
                                            ------------------    --------------    -------------      ------------    ------------

   Total Investment Income                            666,170             1,753           6,254            16,135          690,312

 Contributions:

  Employer                                            122,691            13,300          41,704            58,785          236,480

  Employee                                            172,884            15,722          53,396            82,301          324,303
                                                 -------------        ----------      -----------      ------------    ------------

  Total Contributions                                 295,575            29,022          95,100           141,086          560,783
                                                 -------------        ----------      -----------      ------------    ------------

Total Additions                                       961,745            30,775         101,354           157,221        1,251,095

Distributions to Plan Participants                    (61,902)           (4,504)        (15,830)          (10,698)         (92,934)

Transfer of Assets (To)
  From Other Funds                                    (24,495)          (19,988)         33,535            10,948             -
                                                --------------        ----------      -----------      ------------    ------------

Net Increase                                          875,348             6,283         119,059           157,471        1,158,161
                                                 -------------       -----------      -----------      ------------     -----------

Net Assets Available for Benefits,
 End of Period                                     $1,572,639          $ 69,616        $175,137          $240,738      $ 2,058,130
                                                   ===========         =========       ==========        ==========    ============

See Notes To Financial Statements.

               DATA TRANSMISSION NETWORK CORPORATION 401(k) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1994 AND 1993

1.     Description of the Plan

     The following brief description of the Data Transmission Network Corporation 401(k) Plan (the Plan) is provided for general information only. Participants should refer to the Plan Agreement for more complete information.

     General - The Plan, which first became effective on July 1, 1988, was established to provide certain employees of Data Transmission Network Corporation (the Company or DTN) a formal plan to save for retirement. All full-time employees who have completed one year of service are eligible to participate in the Plan, although participation by eligible employees is voluntary. The Plan is administered by the Company. The Trustee for the Plan is First National Bank of Omaha. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

     Contributions - Each participant may, subject to the maximum limitations under ERISA, authorize the Company to reduce their compensation by a percentage between 1% and 15%, and have such amount contributed to the Plan on their behalf as a basic contribution. Currently, the Company will make a matching contribution equal to 100% of the participant's basic contribution, but such matching contribution shall not exceed 4% of the participant's compensation. The Company may make discretionary contributions in addition to the matching contributions mentioned above. The Company has elected not to make any discretionary contributions since the Plan's inception. The Company forwards all participant basic contributions and matching contributions to the Trustee at the end of each calendar month.

     The Plan permits participants to rollover qualified contributions from other qualified plans into the Plan.

     Contributions are invested at the participant's discretion in one or more of five funds: a DTN Common Stock Fund consisting of common stock of the Company; a Short Term Government Securities Fund consisting of U.S. Treasury Bills and other money market type investments; an Intermediate Term Bond Mutual Fund investing primarily in government and corporate bonds; a Fixed Income Mutual Fund investing in longer-term corporate bonds; and an Equity Stock Mutual Fund investing in common stock and other equity investments.

     A participant's basic contributions are made on a pre-tax basis, i.e., excluded from gross income for the participant's personal tax purposes. Such contributions are subject to social security taxes. Amounts contributed by the Company are deductible currently by the Company. A participant does not become subject to federal income taxes on basic contributions or on the amount of Company contributions and Plan earnings until such amounts are withdrawn or distributed. The tax consequences of distributions to participants will vary depending on the circumstances at the time of distribution. If a participant does not direct his distribution at termination to another qualified plan, the distribution will be subject to a 20% tax/penalty.

     Vesting - All participants are 100% vested in their basic, matching and rollover contributions at all times.

     Distributions - The normal form of benefit for a participant who is terminating or retiring is a lump sum payment in Company common stock, cash or both. Retiring participants may elect installment payments generally over their assumed life expectancy.

     Plan Participation - The number of employees participating in the various investment funds at December 31, 1994 and 1993 were as follows:

                                                     1994             1993
                                                     ----             ----

    DTN Common Stock Fund                             203              135
    Short Term Government Securities Fund              69               43
    Intermediate Term Bond Mutual Fund                 87               93
    Fixed Income Mutual Fund                           74                -
    Equity Stock Mutual Fund                          170               87
    Cash Transfer Account                              17                -

     The Fixed Income Mutual Fund first became available to employees on January 1, 1994.

     Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue it's matching contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will remain 100 percent vested in their accounts.

2.   Summary of Significant Accounting Policies

     Investments in common stock of DTN are recorded at fair value as determined by the closing bid price quoted on the National Association of Securities Dealers Automated Quotation System (NASDAQ-NMS) on the last business day of the year.

     Investments in U.S. Treasury Bills within the Short Term Government Securities Fund are recorded at cost plus accrued interest, which approximates fair value. Investments in the Intermediate Term Bond Mutual Fund, Fixed Income Mutual Fund and Equity Stock Mutual Fund are recorded at the net asset value of the mutual fund as quoted by each mutual fund on the last business day of the year, which approximates fair value.

     Net appreciation (depreciation) in the fair value of investments is based upon the fair value of the investments at the beginning of the year or cost, if purchased during the year.

     Interest and dividend income are recorded on the accrual basis.

     The Plan's policy is to record benefit payments upon distribution of balances to participants. Benefits due and unpaid to terminated participants were $207,759 and $17,677 at December 31, 1994 and 1993, respectively.

 3.  Fees and Expenses

     All administrative expenses of the Plan are paid by the Company.

 4.  Income Tax Status

     The plan obtained its latest determination letter on October 20, 1992, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan administrator believes that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the plan's financial statements.

 5.  Investments

     The following table presents the fair value of investments at December 31, 1994 and 1993. Investments that represent five percent or more of the Plan's net assets are separately identified:

                                            1994                               1993
                                ---------------------------       ----------------------------
                                 Number of                          Number of
                                Shares/Units                       Shares/Units
                               or Principal                       or Principal
                                   Amount        Fair Value           Amount        Fair Value
                                -------------   -----------        -------------   ------------
 Data Transmission Network
  Corporation Common Stock           61,500     $1,045,500              56,500     $1,483,125

Mutual Funds:

 First Omaha Intermediate
   Term Bond Mutual Fund          13,750.141        129,389          15,615.461        157,404

  First Omaha Equity Fund         41,629.448        453,345          21,245.121        226,898

  First Omaha Fixed Income Fund   20,135.951        186,459             714.565          7,439


 U. S. Treasury Bills/Notes:

  $100,000 face value dated 10-27-94,
    due 1-26-95                                      99,728                                 --
  $20,000 face value dated 3-10-94,
    due 3-9-95                                       19,792                                 --
  $50,000 face value dated 11-1-93,
    due 10-31-95                                     48,672                                 --
  $20,000 face value dated 9-30-93,
    due 3-31-94                                          --                             19,849

Money Market Fund                                   206,120                            107,950
                                                 ----------                         -----------
                                                 $2,189,005                         $2,002 665
                                                 ==========                         ===========


 6.  Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

                                                          December 31,
                                                     1994               1993
                                                 ------------       -----------
   Net Assets Available For Benefits Per
    The Financial Statements                      $2,477,177        $2,058,130
   Amounts Allocated to Withdrawing Participants    (207,759)          (17,677)
                                                 ------------       -----------
   Net Assets Available for Benefits Per
    the Form 5500                                $2,269,418         $2,040,453
                                                 ============       ===========


     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500.
                                                                    Year Ended
                                                                   December 31,
                                                                      1994
                                                                   ------------
   Benefits Paid to Participants Per The Financial Statements           $54,141
   Add:   Amounts Allocated To Withdrawing Participants At
          December 31, 1994                                             207,759
   Less:  Amounts Allocated to  Withdrawing Participants At
          December 31, 1993                                             (17,677)
                                                                   -------------
   Benefits Paid to Participants Per the Form 5500                 $    244,223
                                                                   =============


     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been approved for payment at December 31 but not yet paid as of that date.

                                               DATA TRANSMISSION NETWORK CORPORATION 401(k) PLAN
                                                             SUPPLEMENTAL SCHEDULES
                                             ITEM 27a - SCHEDULE OF ASSETS HELD INVESTMENT PURPOSES
                                                                DECEMBER 31, 1994

      Column B                                            Column C                                  Column D              Column E

                                                Description of Investment Including
Identity of Issue, Borrower,                  Collaterial, Rate of Interest, Maturity                                      Current
  Lessor or Similar Party                              Date, par or Maturity  Value                   Cost                  Value
- ------------------------------             ------------------------------------------------       -----------           -----------
Data Transmission Network
Corporation Common Stock*                  61,500 shares                                           $970,200             $1,045,500

U.S. Treasury Bill                          $100,000 face value dated 10-27-94, due 1-26-95           98,756                 99,728

U.S. Treasury Bill                          $ 20,000 face value dated 3-10-94, due 3-9-95             19,216                 19,792

U.S. Treasury Note                          $ 50,000 face value dated 11-1-93, due 10-31-95           48,894                 48,672

First Omaha Intermediate Term
Bond Mutual Fund*                           13,750.141 units                                         136,256                129,389

First Omaha Equity Mutual Fund*             41,629.448 units                                         445,685                453,345

First Omaha Fixed Income Fund*              20,135.951 units                                         195,330                186,459

Money Market Fund                           Short-Term Investment Fund                               206,120                206,120
                                                                                                  -----------           -----------
          Total Investments                                                                      $ 2,120,457            $ 2,189,005
                                                                                                 ===========            ===========



 *Represents a Party-In-Interest


               DATA TRANSMISSION NETWORK CORPORATION 401(k) PLAN
                             SUPPLEMENTAL SCHEDULES
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1994


           Series Transactions, When Aggregated, Involving an Amount in Excess of Five Percent of the Current Value of Plan Assets

           Column A                          Column C         Column D           Column E            Column F          Column G

                                             Number of         Number          Total Dollar        Total Dollar        Net Gain
  Identity of Party Involved                 Purchases        of Sales       Value of Purchase    Value of Sales       or (Loss)
- --------------------------------           -------------  -----------------  ------------------  ----------------     ----------
Data Transmission Network
 Corporation Common Stock*                         13                9             $349,813             $197,500        $62,150
U.S. Treasury Bills/Notes:
 $20,000 face value dated 3-10-95, due 3-9-95       1                -               19,216                    -              -

 $20,000 face value dated 3-31-94, due 9-29-94      1                1               19,611               20,000              -

$100,000 face value dated 10-27-94, due 1-26-95     1                -               98,756                    -              -

 $50,000 face value dated 11-1-93, due 10-31-95     1                -               48,894                    -              -

First Omaha Intermediate Term Bond Mutual Fund*    30                9               97,303              123,567         (3,506)

First Omaha Equity Mutual Fund*                    37               13              319,449              100,089          5,854

First Omaha Fixed Income Mutual Fund*              35                2              198,631                3,046             (9)

*Represents Party-In-Interest